Exhibit 99.1

Kandi Technologies Reports First Quarter 2024 Financial Results

Solid Start to the Year with Net Income of $0.8 million, up 27.6% YoY

Significant Return of Capital to Shareholders via 564,302 Shares Repurchased

JINHUA, CHINA, May 16, 2024 (GLOBE NEWSWIRE) -- Kandi Technologies Group, Inc. (the “Company”, “we” or “Kandi”) (NASDAQ GS: KNDI), today announced its financial results for the first quarter of 2024.

First Quarter Highlights

●	Continued expansion of sales channels, with the Company’s products available in a greater number of large chains and distributors across the U.S. compared to 2023, laying a solid foundation for peak season sales.

●	Total revenues of $20.7 million compared to $22.9 million in the same period of 2023.

●	Net income was $0.8 million, or $0.01 per fully diluted share, representing a 27.6% increase from the net income of $0.6 million, or $0.01 per fully diluted share, for the same period in 2023.

●	Robust balance sheet with 230.7 million in cash and equivalents, restricted cash, and certificate of deposit as of March 31, 2024. Working Capital was $264.0 million as of March 31, 2024.

●	During the quarter, the Company repurchased 564,302 shares of its common stock.

Dr. Xueqin Dong, CEO of Kandi commented, “In light of our sales strategy adjustments, although there was slight fluctuation in sales and overall revenue in the first quarter, our expansion in the North American market has progressed smoothly through partnerships with large nationwide chains. We have also made progress in the Southeast Asian and European markets, preparing well for the peak sales season. We take pride in our stable balance sheet and sound financial condition. Furthermore, we repurchased 564,302 shares in the first quarter, demonstrating our confidence in the future development of the company.”

Dr. Dong continued, “We are actively enhancing our product portfolio. In the first quarter our rechargeable AA batteries hit the market. Moving forward, we will launch starter batteries as well as a variety of more competitive all-electric off-road vehicle products and electric water sports products. We believe these new offerings will significantly boost our sales. Concurrently, we will soon introduce our limited-edition golf cart collection. This exclusive series, developed in collaboration with the National Football League and Lowe’s, features branding for all 32 NFL teams. This strategy not only demonstrates our confidence in the company’s future growth but also our firm commitment to enhancing shareholder value. We trust that our shareholders will understand and support our strategy.”

Q1 2024 Key Financial Results

Net Revenues and Gross Profit (in USD millions)

	Q1 2024	Q1 2023	Y-o-Y%
Net Revenues	$20.7	$22.9	-9.6%
Gross Profit	$7.1	$8.0	-11.3%
Gross Margin%	34.5%	35.1%	-

●	Total net revenues in the first quarter of 2024 were $20.7 million compared to $22.9 million in the same period of 2023, representing a decrease of 9.6%, mainly due to a slight drop in sales of off-road vehicles and lithium-ion cells caused by transition of sales approach and consolidation of sales channels.

●	Cost of goods sold in the first quarter of 2024 was $13.6 million compared to $14.8 million in the same period of 2023, representing a decrease of 8.6%. The decrease was primarily due to the corresponding decrease in sales.

●	Gross profit in the first quarter of 2024 amounted to $7.1 million, down from $8.0 million in the same period of 2023, reflecting a decrease of 11.3%. The decline was aligned with the decrease of net revenue. Overall, our gross margin for the first quarter stood at 34.5%, comparable to 35.1% for the same period of 2023.

Operating Loss (in USD millions)

	Q1 2024	Q1 2023	Y-o-Y%
Operating Expenses	$(10.2)	$(10.3)	-0.5%
Loss from Operations	$(3.1)	$(2.2)	38.0%
Operating Margin%	-14.9%	-9.8%	-

●	Research and development expenses totaled $0.90 million for the first quarter of 2024, marking a 2.6% increase from the $0.88 million recorded for the same period in 2023.

●	Selling and distribution expenses totaled $3.0 million for the first quarter of 2024, reflecting a 66.0% increase from $1.8 million for the same period in 2023. The increase was mainly due to a higher freight expense incurred by SC Autosports to cover the increasing stores located in more regions in US that we are working with.

●	General and administrative expenses totaled $6.3 million for the first quarter of 2024, representing a 17.0% decrease from $7.6 million for the same period in 2023. The decrease was mainly due to a decrease in inventory obsolescence reserve and stock compensation expense.

Net Income (in USD millions)

	Q1 2024	Q1 2023	Y-o-Y%
Net Income	$0.8	$0.6	27.6%
Net Income per Share, Basic and Diluted	$0.01	$0.01	-

●	Net income was $0.8 million, compared with a net income of $0.6 million for the same period of 2023.

First Quarter 2024 Conference Call Details

The Company has scheduled a conference call and live webcast to discuss its financial results at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time) on Thursday, May 16, 2024. Management will deliver prepared remarks to be followed by a question-and-answer session.

The dial-in details for the conference call are as follows:

●	Toll-free dial-in number: +1-877-407-3982

●	International dial-in number: + 1-201-493-6780

●	Webcast and replay: https://viavid.webcasts.com/starthere.jsp?ei=1671990&tp_key=2fdad09fd9

The live audio webcast of the call can also be accessed by visiting Kandi’s Investor Relations page on the Company’s website at http://www.kandivehicle.com. An archive of the webcast will be available on the Company’s website following the live call.

About Kandi Technologies Group, Inc.

Kandi Technologies Group, Inc. (KNDI), headquartered in Jinhua New Energy Vehicle Town，Zhejiang Province, is engaged in the research, development, manufacturing, and sales of various vehicular products. Kandi conducts its primary business operations through its wholly-owned subsidiary, Zhejiang Kandi Technologies Group Co., Ltd. (“Zhejiang Kandi Technologies”), formerly, Zhejiang Kandi Vehicles Co., Ltd. and its subsidiaries including Kandi Electric Vehicles (Hainan) Co., Ltd. and SC Autosports, LLC (d/b/a Kandi America), the wholly-owned subsidiary of Kandi in the United States, and its wholly-owned subsidiary, Kandi America Investment, LLC. Zhejiang Kandi Technologies has established itself as one of China’s leading manufacturers of pure electric vehicle parts and off-road vehicles.

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,”“expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

Follow us on Twitter: @ Kandi_Group

Contacts:

Kandi Technologies Group, Inc.
Ms. Kewa Luo
+1 (212) 551-3610
IR@kandigroup.com

The Blueshirt Group
Mr. Gary Dvorchak, CFA
gary@blueshirtgroup.co

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